UNITED FINANCIAL BANCORP, INC.
45 Glastonbury Blvd.
Glastonbury, CT 06033

February 23, 2017

Dear Ms. Sullivan:

We have reviewed the comments on the United Financial Bancorp, Inc.’s. Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and Form 10-Q for the Quarterly Period Ended September 30, 2016 provided to William H.W. Crawford, IV, Chief Executive Officer of United Financial Bancorp, Inc. in your letter dated February 8, 2017.  We appreciate your comments and respectfully submit our responses for your review.  Our responses are aligned with the sequential numbering of the comments in your letter dated February 8, 2017.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.
We have reviewed your response to prior comment 2 where we inquired about the non-GAAP adjustments made to exclude the accretion of the loan mark, the accretion of the deposit mark, the accretion of the borrowings mark, and the amortization of the fixed asset mark. We continue to believe that the exclusion of these adjustments from your non-GAAP metrics are not appropriate as they appear to represent a tailored accounting principle because they only exclude the effects of purchase accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present these types of non-GAAP adjustments.

Response:

Although we continually receive questions from analysts and investors regarding the impact of purchase accounting adjustments on our fundamental profitability, in future filings, we will no longer adjust for these items when presenting our Non-GAAP disclosures.

Provision for Loan Losses, page 47

2.	We note your response to prior comment 3 regarding your policy for the movement of your acquired loans to your covered loan portfolio. Please respond to the following:

•
We note in your disclosure on page 47 that you attribute the increase in the allowance for loans losses and related credit ratios to the movement of loans from the acquired loan portfolio to the covered portfolio. Please confirm whether the increase in the allowance for loan losses is a deterioration in the acquired portfolios that was not expected at the time of acquisition, thus necessitating the need for higher allowances or explain other reason(s) for the increase. Regardless, please revise your future filings as appropriate.

Response:

The increase in the allowance for loan losses from December 31, 2014 to December 31, 2015 was primarily due to movement from the acquired loan portfolio to the covered loan portfolio. The movement was primarily the result of refinances resulting in new loans as well as measured credit deterioration since acquisition resulting in the need for reserves in excess of the current credit mark. Measured credit deterioration would generally be evidenced by delinquency, charge-offs, and risk rating downgrades from internal credit reviews.

In future filings, when discussing variances in the allowance ratios and levels, when applicable, we will provide a more detailed discussion as to movement between the acquired and covered loan portfolios and the related impacts on the allowance for loan losses.

•
Confirm that based on your policy, the allowance for loan losses for your acquired loan portfolio will always be zero. If not, please explain how and when an allowance for loan loss is established for the acquired loan portfolio.

Response:

As per our policy, our acquired loan portfolio is not part of our covered portfolio and therefore there is no associated allowance for loan losses. As indicated previously, there are certain situations (primarily loan refinances and subsequent credit deterioration) that would require a loan to move from the acquired portfolio to the covered portfolio.

•
Clarify how any unamortized discount on the acquired loan portfolio is accounted for upon the movement of the acquired loans to the covered loan portfolio. For example, tell us whether the remaining unamortized discount is moved along with the transferred loans. Additionally, please confirm that the remaining unamortized discount is taken into consideration when establishing the required allowance for loan loss.

Response:

Depending upon why the loan is moved from the acquired loan portfolio to the covered loan portfolio, recognition of the unamortized discount differs. If the loan is moved due to a refinance meeting the requirements of a new loan, the remaining unamortized discount is generally recognized as interest income. If the loan is moved due to subsequent credit deterioration, the unamortized discount follows the loan and is compared to the needed allowance to determine the reserve needed in excess of the discount.

•
Explain in further detail why the entire acquired portfolio of marine loans and retail loans were moved to the covered portfolio. For example, was the entire portfolio transferred because there was deterioration noted in the pool, and the entire pool is evaluated on a homogeneous basis? Additionally, please explain which of the loans are included in the definition of “retail” loans. For example, would this include all the loans except for CRE, construction and commercial and industrial loans?

Response:

The marine consumer loan portfolio and the Legacy United Bank retail loan portfolio are evaluated for subsequent deterioration at the pooled level based upon loan types. As these are considered to be homogeneous pools with identified deterioration subsequent to acquisition, movement from the acquired portfolio to the covered portfolio was completed on a portfolio basis.

The retail loan types moved from the acquired to the covered portfolio include Legacy United Bank 1-4 family, home equity loans, auto loans and other consumer loans.

•	Explain whether there are any substantive differences between how the allowance for loan loss is established for the acquired (non-impaired) portfolio versus the covered portfolio.

Response:

There is no allowance for loan loss established for the acquired portfolio. For acquired loans that have moved to the covered portfolio, there is no substantive difference between how the allowance for loan loss is established for the acquired (non-impaired) portfolio versus the covered portfolio.

•
We note your disclosure on page 18 of your September 30, 2016 Form 10-Q that to the extent you experience a deterioration in credit quality for acquired loans resulting in a decrease in your expected cash flows subsequent to the acquisition of the loans, an allowance for loan losses would be established based on your estimate of future credit losses over the remaining life of the loans, in excess of any existing purchase accounting discounts. Please clarify whether for your non-impaired acquired loans you would base any future estimate of the allowance for loan losses based on “future credit losses over the remaining life of the loans,” or whether the estimate would be based on incurred losses in excess of any existing purchase accounting discounts.

Response:

For non-impaired acquired loans that show evidence of subsequent deterioration and are thus moved to the covered portfolio, an analysis of incurred credit losses is determined on a pooled basis. The estimated credit loss is compared to the existing unamortized purchase discounts and any excess is reserved for as part of the allowance for loan losses.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (860) 291-3722. We thank you in advance for your attention to the above.

Sincerely,

/s/ Eric R. Newell
Eric R. Newell Executive Vice President, Chief Financial Officer and Treasurer
cc: William H.W. Crawford, IV

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